Exhibit 99.27

MATERIAL CHANGE REPORT

FORM 51-102F3

HUDBAY MINERALS INC.

Item 1.	Name and Address of Company

HudBay Minerals Inc. (“HudBay”)

Dundee Place

1 Adelaide Street East, Suite 2501

Toronto, ON

M5C 2V9

Item 2.	Date of Material Change

May 11, 2009

Item 3.	News Release

A news release with respect to the material change referred to in this report was disseminated through Marketwire on May 11, 2009 and subsequently filed on SEDAR.

Item 4.	Summary of Material Change

HudBay (TSX:HBM) has, with the consent of Lundin Mining Corporation (“Lundin”), entered into an agreement to sell its entire 16.7 per cent stake in Lundin to GMP Securities L.P., for cash proceeds of approximately $236 million.

Item 5.	Full Description of Material Changes

HudBay has, with the consent of Lundin, entered into an agreement to sell its entire 16.7 per cent stake in Lundin to GMP Securities L.P., for cash proceeds of approximately $236 million, representing a gain before tax of approximately $100 million. Closing of the transaction is expected to occur on or about May 26, 2009.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

N/A

Item 7.	Omitted Information

No information has been omitted in respect of the material change.

Item 8.	Executive Officer

For further information, please contact:

H. Maura Lendon, Senior Vice President and General Counsel of HudBay

Phone: (416) 362-2335

Item 9.	Date of Report

May 13, 2009